                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                              SPORTING MAGIC, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   84916X 20 3
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                                 (CUSIP number)

                            ROBERT H. FRIEDMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2002
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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1 The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 84916X 20 3                13D              Page 2 of 4 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Danny F. Cooke
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States of America
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 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    3,000,000
  OWNED BY
     EACH
   REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,000,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,000,000
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.6%
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     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 84916X 20 3                13D              Page 3 of 4 pages
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The  following  constitutes  Amendment  No. 1 to the  Schedule  13D filed by the undersigned (the "Schedule 13D").

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

                        Exhibit No.      Description
                        -----------      -----------

                        99.1             The Exchange Agreement,  dated December
                                         21, 2001, by and among Sporting  Magic,
                                         Inc., Buddy Young, Next, Inc., Danny F.
                                         Cooke,   William  B.  Hensley  and  the
                                         William  B. III and  Cindy  S.  Hensley
                                         Living Trust.

                        99.2             Amendment   No.   1  to  the   Exchange
                                         Agreement,  dated July 18,  2002 by and
                                         among  Sporting  Magic,   Inc.,   Buddy
                                         Young,  Next,  Inc.,  Danny  F.  Cooke,
                                         William B.  Hensley  and the William B.
                                         III and Cindy S. Hensley Living Trust.

                        99.3             Amendment   No.   2  to  the   Exchange
                                         Agreement,  dated  February 1, 2002, by
                                         and among Sporting Magic,  Inc.,  Buddy
                                         Young,  Next,  Inc.,  Danny  F.  Cooke,
                                         William B.  Hensley  and the William B.
                                         III and Cindy S. Hensley Living Trust.

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CUSIP No. 84916X 20 3                13D              Page 4 of 4 pages
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                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2002

                                             /s/ Danny F. Cooke
                                             ------------------
                                             Danny F. Cooke